EXHIBIT 99.1

Quicksilver Energy, L.P.

February 1, 2011

Transaction Committee of
Board of Directors of
Quicksilver Resources Inc.

Gentlemen:

On October 15, 2010, Quicksilver Energy, L.P. and members of the Darden family (the “Darden Family Interests” or “we”) formally notified the Transaction Committee (“Committee”) that the Darden Family Interests were interested in exploring strategic alternatives for Quicksilver Resources Inc. (“QRI”) which could include, among other things, a possible take private transaction of QRI by the Darden Family Interests.  We also requested that the Committee amend QRI’s Shareholder Rights Plan to permit limited communication regarding structure and value between the Darden Family Interests and SPO Partners & Co. (“SPO”), another major stockholder of QRI that had expressed an interest in engaging in discussions with the Darden Family Interests regarding strategic alternatives.

At a meeting with the Committee, Credit Suisse and Tudor, Pickering, Holt & Co., the Committee’s financial advisors, and Davis Polk & Wardwell LLP, the Committee’s legal counsel, on October 24, 2010, we were told that such an amendment to permit this communication would not be permitted until the Darden Family Interests provided the Committee with a value (or range of values) per share that could form the basis for a take private transaction.  Members of the Committee said that they did not necessarily expect such a value indication to be part of a formal proposal and acknowledged that the value indication could be provided in the absence of  any financing commitments.

Following that meeting, the Darden Family Interests retained J.P. Morgan Securities LLC (“JPMorgan”), as financial advisors, and, together with JPMorgan and Weil Gotshal & Manges, LLP, legal counsel to the Darden Family Interests, undertook significant efforts to explore a possible transaction proposal, including extensive discussions with potential sources of financing.  Committee members and their advisors were kept generally abreast of the progress that the Darden Family Interests were making in this regard.

On January 7, 2011, consistent with the Committee’s prior guidance, we advised Committee chairman, Mark Warner, that based on the discussions held to date with potential financial partners, the Darden Family Interests had confidence in the executability of a transaction that valued QRI in excess of $16.00 per share.  This minimum valuation represents a premium to the price per share at the time the Darden Family Interests first publicly disclosed their interest of more than 26%.  At that time, we also advised Mr. Warner that the Darden Family Interests’ inability to engage in discussions with SPO remained a material impediment to the Darden

Family Interests’ ability to complete and formalize a proposal and perhaps improve the minimum valuation for the benefit of unaffiliated stockholders and for the Committee to evaluate.  In addition, we noted that, without the benefit of discussions with SPO, any proposal the Darden Family Interests might make could reflect a lower valuation for the unaffiliated stockholders. Finally, we communicated that the Darden Family Interests might not be able to make a formal proposal at all in the absence of discussions with SPO.

Within a few days, JPMorgan was advised by Credit Suisse, that the Committee would not allow discussions between the Darden Family Interests and SPO.  When asked for the reasons for the Committee’s decision and when reminded that the inability to have discussions with SPO could result in either (1) a potentially lower valuation proposal for QRI, or (2) the possibility of no transaction proposal at all, Credit Suisse responded that (1) the Committee was simply responding to the value indication provided by the Darden Family Interests to Mr. Warner and that (2) the Committee was perfectly comfortable if no transaction proposal was forthcoming.

Discussions to date with potential financing sources have raised logical questions regarding the role and interest of SPO.  We believe that the interests of new potential financing sources expressed to date and the potential interest of SPO in a continuing equity investment in QRI are not mutually exclusive.  Uncertainty regarding SPO’s role in a potential Darden Family Interest-led transaction is a material impediment to completing a formal proposal.  Discussions with SPO that could lead to a formal proposal do not preclude future negotiations with the Committee, but no discussions with SPO could result in the Committee and the unaffiliated stockholders not having the opportunity to evaluate a transaction proposal at a meaningful premium.

We understand and appreciate that the Committee has been established to protect the interests of the unaffiliated stockholders of QRI.  By the same token, however, we are mystified at the Committee’s continuing desire to erect artificial barriers which could prevent it from  reviewing a final and fully financed proposal from the Darden Family Interests.  No matter how you look at it, SPO’s expressed interest in potentially continuing its investment in a Darden Family Interests-led transaction is not an alternative, independent offer, but more likely part of a proposal that could be made by the Darden Family Interests.

We are at an impasse – to no one’s benefit and, we strongly believe, to our stockholders’ detriment.  We urge the Committee to act in the interests of all of QRI’s stockholders and consistently with its fiduciary duties and to take decisive action by permitting the Darden Family Interests to enter into discussions with SPO.  These discussions will enable us to finalize a formal proposal on an expedited basis and to commence a discussion with the Committee that could ultimately lead to a transaction that benefits all of our stockholders.

Sincerely, QUICKSILVER ENERGY, LP

Date	By:	Pennsylvania Management, LLC, its General Partner

	By:	/s/ Glenn Darden
Glenn Darden, Manager

cc:        Thomas F. Darden
Anne Darden Self
Michael A. Saslaw
Leonard Kreynin